SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

7th September 2005

AUGUST 2005 TRAFFIC

Strong performance in passenger activity: sharp increase in both traffic (up 8.1%) and load factor (up 2.4 points to 84.1%)

Passenger operations

In August, Air France-KLM continued to experience a strong increase in both activity levels and traffic revenues, confirming the positive trend of recent months and bookings for the forthcoming months.

Traffic increased by 8.1% on 5.1% higher capacity. Load factor gained 2.4 points to reach the high level of 84.1%. Air France-KLM carried over 6 million passenger, a rise of 6.9%.

The Americas posted a strong rise in both traffic and capacity which were up 10.9% and 11.0% respectively. Load factor remained at the high level of 88.9%.

Asia saw a further strong improvement in load factor (up 5.0 points to 87.5%), as traffic rose 11.6% on 5.2% higher capacity.

The Africa & Middle-East network also saw robust activity levels, with traffic increasing by 8.3%, in line with capacity (up 8.0%). Load factor stood at 84.7% (up 0.2 points).

On the Caribbean & Indian Ocean sector, load factor gained 2.1 points to reach 85.9%, with traffic down 2.8% on 5.2% lower capacity.

The European network remained particularly buoyant in August, with traffic increasing by 7.4% for a 1.5% rise in capacity. Load factor improved by 4.0 points to reach a pleasing level of 72.8%.

Cargo operations

Within a persistently challenging environment the cargo activity improved slightly compared to previous months with traffic growing by 3.2%. As capacity increased strongly (+7.0%), cargo load factor slipped 2.2 points to 60.9%.

Web site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau – +33 (0)1 41 56 72 59 – faandriveau@airfrance.fr

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STATISTICS

Passenger operations (millions)

	August			Cumulative
Total Group	2005	2004	%	2005-06	2004-05%
Passengers carried (000)	6,064	5,674	6.9%	30,503	28,762	6.1%
Revenue pax-kilometers (RPK)	17,269	15,973	8.1%	80,938	75,348	7.4%
Available seat-kilometers (ASK)	20,541	19,553	5.1%	99,149	94,459	5.0%
Passenger load factor (%)	84.1%	81.7%	2.4	81.6%	79.8%	1.9

Europe (including France)
Passengers carried (000)	4,099	3,854	6.4%	21,520	20,399	5.5%
Revenue pax-kilometers (RPK)	3,370	3,138	7.4%	16,955	15,930	6.4%
Available seat-kilometers (ASK)	4,630	4,560	1.5%	23,164	22,690	2.1%
Passenger load factor (%)	72.8%	68.8%	4.0	73.2%	70.2%	3.0

America (North and South)
Passengers carried (000)	806	725	11.1%	3,767	3,417	10.2%
Revenue pax-kilometers (RPK)	5,857	5,279	10.9%	27,469	24,845	10.6%
Available seat-kilometers (ASK)	6,587	5,937	11.0%	31,400	28,422	10.5%
Passenger load factor (%)	88.9%	88.9%	0.0	87.5%	87.4%	0.1

Asia / Pacific
Passengers carried (000)	408	365	11.8%	1,892	1,731	9.3%
Revenue pax-kilometers (RPK)	3,556	3,186	11.6%	16,636	15,277	8.9%
Available seat-kilometers (ASK)	4,065	3,865	5.2%	19,582	18,826	4.0%
Passenger load factor (%)	87.5%	82.4%	5.0	85.0%	81.1%	3.8

Africa & Middle East
Passengers carried (000)	454	422	7.6%	2,019	1,871	7.9%
Revenue pax-kilometers (RPK)	2,338	2,158	8.3%	10,395	9,571	8.6%
Available seat-kilometers (ASK)	2,759	2,555	8.0%	13,382	12,212	9.6%
Passenger load factor (%)	84.7%	84.5%	0.2	77.7%	78.4%	-0.7

Caribbean-Indian Ocean
Passengers carried (000)	297	308	(3.5)%	1,304	1,344	(3.0)%
Revenue pax-kilometers (RPK)	2,148	2,210	(2.8)%	9,483	9,726	(2.5)%
Available seat-kilometers (ASK)	2,500	2,637	(5.2)%	11,621	12,310	(5.6)%
Passenger load factor (%)	85.9%	83.8%	2.1	81.6%	79.0%	2.6

Cargo operations (millions)

	August			Cumulative
Total Group	2005	2004	%	2005-06	2004-05%
Revenue tonne-km (RTK)	844	818	3.2%	4,357	4,303	1.3%
Available tonne-km (ATK)	1,386	1,296	7.0%	6,819	6,419	6.2%
Cargo load factor (%)	60.9%	63.1%	-2.2	63.9%	67.0%	-3.1

Europe (including France)
Revenue tonne-km (RTK)	9	7	22.1%	39	42	(7.7)%
Available tonne-km (ATK)	52	50	4.0%	248	250	(0.7)%
Cargo load factor (%)	17.1%	14.5%	2.5	15.7%	16.9%	-1.2

America (North and South)
Revenue tonne-km (RTK)	289	282	2.5%	1,504	1,478	1.7%
Available tonne-km (ATK)	480	441	8.8%	2,393	2,197	8.9%
Cargo load factor (%)	60.2%	63.9%	-3.7	62.9%	67.3%	-4.4

Asia / Pacific
Revenue tonne-km (RTK)	432	408	5.8%	2,209	2,158	2.4%
Available tonne-km (ATK)	629	584	7.6%	3,069	2,904	5.7%
Cargo load factor (%)	68.8%	69.9%	-1.1	72.0%	74.3%	-2.4

Africa & Middle East
Revenue tonne-km (RTK)	75	79	(5.0)%	384	395	(2.9)%
Available tonne-km (ATK)	142	135	4.7%	670	638	5.0%
Cargo load factor (%)	53.0%	58.5%	-5.5	57.3%	61.9%	-4.6

Caribbean-Indian Ocean
Revenue tonne-km (RTK)	38	41	(6.1)%	222	229	(3.2)%
Available tonne-km (ATK)	84	85	(1.4)%	439	431	1.8%
Cargo load factor (%)	45.8%	48.1%	-2.3	50.5%	53.2%	-2.6

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Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2005. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: September 7, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations